

02003245

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 27 2002

SEC FILE NUMBER
8 - 44381

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

STROME SECURITIES, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 WILSHIRE BLVD, 15th FLOOR
(No. and Street)

SANTA MONICA (City) CA (State) 90401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFFREY S. LAMBERT (310) 917-6600
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROTHSTEIN KASS & COMPANY, P.C.
(Name -- *if individual, state last, first, middle name*)

9171 WILSHIRE BOULEVARD, SUITE 500 (Address) BEVERLY HILLS (City) CA (State) 90210 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, JEFFREY S. LAMBERT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STROME SECURITIES, L.P., as of DECEMBER 31 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

GEORGIA GOODMAN
Commission # 1282668
Notary Public - California
Los Angeles County
My Comm. Expires Nov 29, 2004

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STROME SECURITIES, L.P.

CONTENTS

1177 Avenue of the Americas
New York, New York 10036
212-490-7700/Fax 212-730-6892

9171 Wilshire Boulevard
Beverly Hills, California 90210
310-273-2770/Fax 310-273-6649

85 Livingston Avenue
Roseland, New Jersey 07068
973-994-6666/Fax 973-994-0337

www.rkco.com


Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Partners of Strome Securities, L.P.

We have audited the accompanying statement of financial condition of Strome Securities, L.P. as of December 31, 2001 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Strome Securities, L.P. as of December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Beverly Hills, California
February 4, 2002

STROME SECURITIES, L.P.

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS		
Cash	$	32,928
Due from brokers		1,062,892
Commissions receivable		196,303
Interest receivable		2,750
Securities owned, at market		150,783
Securities owned, at fair value		85,000
Property and equipment, net of accumulated depreciation of $295,516		74,799
Other assets		26,618
	$	1,632,073
LIABILITIES AND PARTNERS' CAPITAL		
Liabilities		
Accounts payable, accrued expenses and other liabilities	$	188,236
Commitments and contingencies		
Partners' capital		1,443,837
	$	1,632,073

See accompanying notes to financial statements.

1. Nature of operations and summary of significant accounting policies

Nature of Operations

Strome Securities, L.P. (the Partnership) is organized as a limited partnership pursuant to the provisions of the Delaware Revised Uniform Limited Partnership Act. The Partnership is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD). The Partnership clears its securities transactions on a fully disclosed basis with a clearing broker and, accordingly, is exempt from rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii).

The term of the Partnership will continue until December 31, 2025, as provided for in the partnership agreement (the Agreement), unless sooner terminated. The General Partner is SSS Securities, Inc.

Securities owned, at market

Marketable securities are recorded at quoted market values.

Valuation of securities owned, at fair value

The Partnership values its investments in securities for which there is no ready market at fair value as determined by the General Partner in accordance with the Agreement. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the securities existed, and the differences could be materially higher or lower.

Securities Transactions

Securities transactions are accounted for on a trade-date basis. Realized gains and losses from securities transactions are reported on a first-in, first-out basis. Interest is recognized on the accrual basis.

Income Taxes

The Partnership is not subject to federal or state income taxes and, accordingly, no provision for income taxes has been made in the accompanying financial statements. The partners are required to report their proportional share of gains, losses, credits and deductions on their respective income tax returns.

Property and Equipment

Property and equipment, consisting of computers and office furniture, are recorded at cost and are depreciated over their estimated useful lives (generally five years) using the straight-line method.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Due from brokers

The amount due from brokers represents funds held by the brokers. It is the Partnership's policy to continuously monitor the credit standing of the brokers with which it conducts business.

3. Securities owned

Details of securities owned at December 31, 2001 are as follows:

	Securities Owned, at market	Securities Owned, at fair value
State and municipal obligations	$ 150,783	$ -
Equity securities	-	15,000
Warrants	-	70,000
	$ 150,783	$ 85,000

4. Employee benefit plan

The Partnership maintains a qualified employee benefit retirement plan under Internal Revenue Code Section 401(k) covering substantially all full-time employees. Participants may contribute a percentage of their compensation up to the maximum allowed.

5. Contingencies

The Partnership has entered into an agreement with a clearing broker which requires that certain minimum balances be maintained while the Partnership's customer accounts are being introduced and cleared by the broker on a fully disclosed basis. At December 31, 2001, the Partnership was required to maintain a minimum of $150,000 with the clearing broker. In connection with this agreement, the Partnership is contingently liable for nonperformance of its customers. It is the Partnership's policy to continuously monitor its exposure to this risk.

6. Net capital requirements

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Partnership had net capital of $1,254,670 which was $1,154,670 in excess of its required minimum net capital of $100,000. The Partnership's net capital ratio was 0.15 to 1.

7. Related-party transactions

The Partnership is affiliated with various general partners and/or investment advisers to various investment funds (the Funds).

The Partnership earns commissions on the Funds' securities transactions. For the year ended December 31, 2001, the Partnership earned approximately $1,984,000 in net commissions on such transactions.